

July 11, 2014

Via E-mail
Mr. Ronald A. Millos
Chief Financial Officer
Teck Resources Limited
550 Burrard Street
Suite 3300, Bentall 5
Vancouver, B.C. V6C 0B3
Canada

> **Re: Teck Resources Limited**
> **Form 40-F for the Year Ended December 31, 2013**
> **Filed March 11, 2014**
> **File No. 001-13184**

Dear Mr. Millos:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 40-F for the Year Ended December 31, 2013
Exhibit 99.2 – Consolidated Financial Statements
Note 3 – Summary of Significant Accounting Policies, page 7

Revenue Recognition, page 9

1.   Please expand your disclosure in future filings to specify when the risks and rewards of ownership generally pass to your customers for each of your major product categories (e.g. upon delivery to smelters/refiners, completion of the refining process, delivery to the customer's location, loading onto common carriers, or delivery to a port or specified transfer point). In your response, please provide us a sample of your proposed future disclosure.

Mineral Properties and Mine Development Costs, page 11

2.   We note you disclose "capitalized waste rock stripping costs incurred during the production phase of a mine are depreciated on a units-of-production basis over the proven and probable reserves of the respective component of the mine to which they relate." Please clarify whether the component used in the depreciable base is limited to the component immediately-following the capitalized stripping activity, or whether the depreciable base includes some consideration for the future components that will become accessible beyond the immediately-following component. As part of your response, please tell us how you distinguish between the components that constitute a capitalizable production phase stripping activity versus components that serve as the depreciable base for previously-capitalized production phase stripping costs.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact James Giugliano at (202) 551-3319, or Angela Halac at (202) 551-3398, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining